QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF
PROGRESSIVE WASTE SOLUTIONS LTD.

To our shareholders,

We have decided to use the new "notice-and-access" system recently adopted by the Canadian Securities Administrators for delivery of this year's proxy meeting materials to beneficial holders of our common shares. Under notice-and-access, you still receive a voting instruction form enabling you to vote at our meeting. However, instead of a paper copy of the management proxy circular and our Annual Report, you receive this notice which contains information about how to access these materials electronically on our website, www.progressivewaste.com/annualmeeting2013. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION

WHEN: Tuesday, May 7, 2013 2:00 p.m. ET	WHERE: Toronto Board of Trade 1 First Canadian Place Toronto, ON M5X 1C1

BUSINESS OF THE MEETING

This year's meeting will cover the following items of business:

	Item of Business	Highlights	Board Vote Recommendation

1	Financial statements	Receipt of our 2012 audited financial statements.

    •  Our 2012 annual consolidated financial statements are included in our 2012 annual report, which is available on our website at
www.progressivewaste.com/annualmeeting2013

		• Shareholders who requested a copy of the 2012 annual report will receive it by mail.	N/A

2	Auditor	We are proposing to re-appoint Deloitte LLP as our independent auditor for another year until the 2014 annual meeting of shareholders.

		Additional information may be found in the "Appointment of Auditors" section of our management proxy circular.	FOR

3	Directors	At the meeting, six individuals are proposed to be elected to our board of directors.

		Additional information about the directors may be found in the "Election of the Directors of the Corporation" section of our management proxy circular.	FOR EACH DIRECTOR NOMINEE

4	Advisory resolution on executive compensation	This year, we are proposing a non-binding advisory "say on pay" resolution related to executive compensation.

		Additional information may be found in the "Advisory Resolution on Executive Compensation (Say on Pay)" section of our management proxy circular.	FOR

5	Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

1

SHAREHOLDERS ARE REMINDED TO VIEW OUR PROXY MEETING MATERIALS PRIOR TO VOTING

WEBSITES WHERE PROXY MEETING MATERIALS ARE POSTED

Proxy meeting materials can be viewed online at www.sedar.com, in addition to our website:

Notice of Annual Meeting of Shareholders: www.progressivewaste.com/annualmeeting2013

Management Proxy Circular: www.progressivewaste.com/annualmeeting2013

Annual Report including financial statements and management's discussion and analysis: www.progressivewaste.com/annualmeeting2013

Registered shareholders will continue to receive paper copies of proxy materials. All shareholders who have requested to receive our annual report will receive a paper copy of our annual report.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

You may request that paper copies of the meeting materials be sent to you by mail at no cost. Requests may be made up to one year from the date that our management proxy circular was filed on SEDAR, online at www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form or notification letter and following the instructions provided. Requests should be received at least five business days in advance of the date and time set out in your voting instruction form as a voting deadline if you'd like to receive the meeting materials in advance of the proxy voting deadline and the meeting date.

VOTING

You should return your proxy using one of the following methods at least one business day in advance of the proxy deadline noted on your voting instruction form:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)
FACSIMILE:	905-507-7793
MAIL:	DATA PROCESSING CENTRE PO BOX 2800 STN LCD MALTON MISSISSAUGA, ON L5T 2T7

Shareholders with questions about notice-and-access can call toll-free at 1-866-964-0492.

2

3
3
P37266 E
1 OF 1

VOTING INSTRUCTION FORM

PROGRESSIVE WASTE SOLUTIONS LTD. 12

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	TUESDAY, MAY 07, 2013 AT 2:00 P.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 25, 2013
PROXY DEPOSIT DATE:	MAY 03, 2013 CUID:
ACCOUNT NO:	CUSIP: 74339G101

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): JOSEPH QUARIN, JAMES FORESE

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

2 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-JOHN T. DILLON	☐	☐
02-JAMES J. FORESE	☐	☐
03-JEFFREY L. KEEFER	☐	☐
04-DOUGLAS W. KNIGHT	☐	☐
05-DANIEL R. MILLIARD	☐	☐
06-JOSEPH D. QUARIN	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

1 *- APPOINTMENT OF DELOITTE LLP, INDEPENDENT REGISTERED CHARTERED ---->>> ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS. FOR ☐ WITHHOLD ☐

3 *- APPROVAL OF THE ADVISORY RESOLUTION ON THE CORPORATION'S ---------->>> APPROACH TO EXECUTIVE COMPENSATION AS SET OUT IN THE NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR. FOR ☐ AGAINST ☐

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTING RECOMMENDATIONS

1	<<<---	FOR	0010200
3	<<<---	FOR	0029440

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

PLEASE SEE OVER III 11 III Broadridge ANNUAL MEETING PROGRESSIVE WASTE SOLUTIONS LTD. WHEN: TUESDAY, MAY 07, 2013 AT 2:00 P.M. EDT WHERE: TORONTO BOARD OF TRADE 1 FIRST CANADIAN PLACE TORONTO, ONTARIO M5X 1C1 5970 CHEDWORTH WAY MISSISSAUGA, ON L5R 495 PROGRESSIVE WASTE SOLUTIONS LTD. 400 APPLEWOOD CRESCENT 2ND FLOOR VAUGHAN, ON L4K 0C3 CANADA SCAN TO VIEW MATERIAL AND VOTE NOW ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR 12-DIGIT CONTROL NUMBER IS LOCATED BELOW. BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION 1 PROXY CIRCULAR BEFORE VOTING. STEP 1 REVIEW YOUR VOTING OPTIONS WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: MAY 03, 2013 Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name. 2. Votes are being solicited by or on behalf of the management of the corporation. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language. 4. Unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested in this form to provide your voting instructions to us promptly We will issue a proxy on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. 5. When you give us your voting instructions, you acknowledge that: You are the beneficial owner; You are authorized to provide these voting instructions; and You have read the material and the voting instructions on this form. 6. You may not present this voting instruction form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person: Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and retum it by mail, or Go to ProxyVote.com (if available) and insert the name in the “Appointee” section on the electronic ballot. You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. Unless you instruct otherwise the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to, the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or the information / proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. if you require assistance, please contact the person who services your account. 8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct. 10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee. 11. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business day before the proxy deposit date noted above. Voting instnictions received on The proxy deposit date or later may not be able to be included in the final tabulation. If you have any questions or require help, please contact the person who services your account. Disclosure of Information — Electing to Receive Financial Statements or Requesting Meetina Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.

4
4
P37266 E
1 OF 1

VOTING INSTRUCTION FORM

PROGRESSIVE WASTE SOLUTIONS LTD. 12

MEETING TYPE: ANNUAL MEETING
MEETING DATE: TUESDAY, MAY 07, 2013 AT 2:00 P.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 25, 2013
PROXY DEPOSIT DATE: MAY 03, 2013 CUID:
ACCOUNT NO: CUSIP: 74339G200

CONTROL NO.: →

STEP 2 APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): JOSEPH QUARIN, JAMES FORESE

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

☐ PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 COMPLETE YOUR VOTING DIRECTIONS

2 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-JOHN T. DILLON	☐	☐
02-JAMES J. FORESE	☐	☐
03-JEFFREY L. KEEFER	☐	☐
04-DOUGLAS W. KNIGHT	☐	☐
05-DANIEL R. MILLIARD	☐	☐
06-JOSEPH D. QUARIN	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

1 *- APPOINTMENT OF DELOITTE LLP, INDEPENDENT REGISTERED CHARTERED ---->>> ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS. FOR ☐ WITHHOLD ☐

3 *- APPROVAL OF THE ADVISORY RESOLUTION ON THE CORPORATION'S ---------->>> APPROACH TO EXECUTIVE COMPENSATION AS SET OUT IN THE NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR. FOR ☐ AGAINST ☐

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTING RECOMMENDATIONS

1 <<<--- FOR
0010200

3 <<<--- FOR
0029440

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

STEP 4 THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

PLEASE SEE OVER ANNUAL MEETING PROGRESSIVE WASTE SOLUTIONS LTD. 5970 CHEDWORTH WAY MISSISSAUGA, ON L5R 4G5 WHEN: TUESDAY, MAY 07, 2013 AT 2:00 P.M. EDT WHERE: TORONTO BOARD OF TRADE 1 FIRST CANADIAN PLACE TORONTO, ONTARIO M5X 1C1 PROGRESSIVE WASTE SOLUTIONS LTD. 400 APPLEWOOD CRESCENT 2ND FLOOR VAUGHAN, ON L4K 0C3 CANADA WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. CONTROL NO.: PROXY DEPOSIT DATE: MAY 03, 2013 Dear Client: A meeting is being held for securityholders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you but not registered in your name. 2. Votes are being solicited by or on behalf of the management of the corporation. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, provided that the materials are made available in your requested language. 4. Unless you attend the meeting and vote in person, your securities can only be voted by us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested in this form to provide your voting instructions to us promptly. We will issue a proxy on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. 5. When you give us your voting instructions, you acknowledge that: You are the beneficial owner; You are authorized to provide these voting instructions; and You have read the material and the voting instructions on this form. 6, You may not present this voting instruction form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person: Write your name or the name of your designate to act on your behalf on the “Appointee” line on the other side of this form, sign and date the form, and return it by mail, or Go to ProxyVote.com (if available) and insert the name in the “Appointee” section on the electronic ballot. You, or your designate, as the named “Appointee”, must attend the meeting for your vote to be counted.When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator, Unless you instruct otherwise, the person whose name is written in the space provided will have full authority to attend and otherwise act at, and present matters to, the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or the information 1 proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account. 8. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 9. If the items listed in the information/proxy circular are different from the items listed on the other side of this form, the information/proxy circular will be considered correct. 10. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the information/proxy circular, except in the case of your appointment of an Appointee. 11. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business day before the proxy deposit date noted above. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. If you have any questions or require help, please contact the person who services your account. Disclosure of Information — Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes. STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR 12-DIGIT CONTROL NUMBER IS LOCATED BELOW. SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING.

ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. VOTING INSTRUCTION FORM PROGRESSIVE WASTE SOLUTIONS LTD. MEETING TYPE: ANNUAL MEETING MEETING DATE: TUESDAY, MAY 01, 2013 AT 02:00 P.M. EDT RECORD DATE: FOR HOLDERS AS OF MARCH 25, 2013 PROXY DEPOSIT DATE: MAY 03, 2013 A/C *** ISSUER COPY *** STEP 1 REVIEW YOUR VOTING OPTIONS 74339G101 SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: 1-800-454-8683 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION 1 PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE ***WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*** STEP 2 COMPLETE YOUR VOTING DIRECTIONS 2 - ELECTION OF DIRECTORS: VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX PER NOMINEE IN BLACK OR BLUE INK) FOR WITHHOLD 01-JOHN T. DILLON 02-JAMES J. FORESE 03-JEFFREY L. KEEFER 0 0 04-DOUGLAS W. KNIGHT 0 05-DANIEL R. MILLIARD 06-JOSEPH D. QUARIN 0 0 ITEM(S): (FILL IN ONLY ONE BOX PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS  1 - APPOINTMENT OF DELOITTE LLP, INDEPENDENT REGISTERED CHARTERED ----->>> ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS. 1 FOR 0010200 3 <<<--- FOR 0029440 FOR WITHHOLD 0 0 FOR AGAINST 0 0 3 - APPROVAL OF THE ADVISORY RESOLUTION ON THE CORPORATION’S ---->>> APPROACH TO EXECUTIVE COMPENSATION AS SET OUT IN THE NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR. *NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD RE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO SIGNATURE(S) *INVALID IF NOT SIGNED* REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE 0 PACKAGE WITH THIS FORM. FILL IN THE BOX TO THE RIGHT IFYOU PLAN TO ATTEND THE MEETING 0 AND VOTE THESE SHARES IN PERSON. STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED * ISSUER CONFIRMATION COPY-INFO ONLY * M M D D Y Y

BroadridgeTM ANNUAL MEETING PROGRESSIVE WASTE SOLUTIONS LTD. WHEN: TUESDAY, MAY 07, 2013 AT 02:00 P.M. EDT 51 MERCEDES WAY EDGEWOOD NY 11717 WHERE: TORONTO BOARD OF TRADE, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO M5X 1C1 PROGRESSIVE WASTE SOLUTIONS LTD. 400 APPLEWOOD CRESCENT 2ND FLOOR VAUGHAN, ON L4K 0C3 CANADA About Voting A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse. If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement. For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients’ accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients’ securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election. If your securities are held by a broker who is a member of the NewYork Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed “routine” in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting form applies. Instruction 1 All proposals for this meeting are considered “routine”. We will vote in our discretion on all proposals, if your instructions are not received. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 2 In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. if you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you. To attend the meeting and vote your shares in person If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement. You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask fora legal proxy to be issued, you may have to take additional steps in order for the proxy to he fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account. Disclosure of Information — Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes. PLEASE SEE OVER P37265-74339G101

VOTING INSTRUCTION FORM

PROGRESSIVE WASTE SOLUTIONS LTD.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	TUESDAY, MAY 07, 2013 AT 02:00 P.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 25, 2013
PROXY DEPOSIT DATE:	MAY 03, 2013
A/C	*** ISSUER COPY ***

743390200

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 — COMPLETE YOUR VOTING DIRECTIONS

2 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-JOHN T. DILLON	☐	☐
02-JAMES J. FORESE	☐	☐
03-JEFFREY L. KEEFER	☐	☐
04-DOUGLAS W. KNIGHT	☐	☐
05-DANIEL R. MILLIARD	☐	☐
06-JOSEPH D. QUARIN	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

			VOTING RECOMMENDATIONS
1 - APPOINTMENT OF DELOITTE LLP, INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS. ---->>>	FOR ☐	WITHHOLD ☐	1 <<<-- FOR 0010200
3 - APPROVAL OF THE ADVISORY RESOLUTION ON THE CORPORATION'S APPROACH TO EXECUTIVE COMPENSATION AS SET OUT IN THE NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR. ---------->>>	FOR ☐	AGAINST ☐	3 <<<-- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

FILL IN THE BOX " ■ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

Broadridge ANNUAL MEETING PROGRESSIVE WASTE SOLUTIONS LTD. WHEN: TUESDAY, MAY 07, 2013 AT 02:00 P.M. EDT WHERE: TORONTO BOARD OF TRADE, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO M5X 1C1 51 MERCEDES WAY EOGEWOOD NY 11717 PROGRESSIVE WASTE SOLUTIONS LTD. 400 APPLEWOOD CRESCENT 2ND FLOOR VAUGHAN, ON L4K 0C3 CANADA About Voting A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement. Please read the Proxy Statement carefully and take note of any relevant proxy deposit date. We need to receive your voting Instructions at least one business day before the proxy deposit date noted on the reverse. If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement. For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form. For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward. Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients’ accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients’ securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election. If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed “routine” in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date. The following instructions provide specifics regarding the meeting for which this voting form applies. Instruction 1 All proposals for this meeting are considered “routine”. We will vote in our discretion on all proposals, if your instructions are not received. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 2 In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions. Instruction 3 In order for yoursecurities to be represented at the meeting, it will be necessary for us to have your specific voting instructions. Instruction 4 We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted. **If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer, Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you. To attend the meeting and vote your shares In person If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy. The legal proxy will be mailed to the name and address noted on the other side of this form. You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.You or your designate must attend the meeting for your vote to be counted. Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent. Please be advised that if you, the beneficial holder, ask fora legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. If you have any questions, please contact the person who services your account. Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes. PLEASE SEE OVER P37265 - 743390200 7

QuickLinks

  Exhibit 99.4
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF PROGRESSIVE WASTE SOLUTIONS LTD.